Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

September 30, 2016

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the nine months ended September 30, 2016. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 19.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 16.

The effective date of this MD&A is November 3, 2016.

September 30, 2016	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

September 30, 2016	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the Third Quarter 2016

•

Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.12 for open-pit operations and 0.26 for the underground project per 200,000 hours worked for the nine months ended September 30, 2016.

•	Good progress continued during Q3’16 on underground development, including ongoing contractor mobilization and the signing of an additional contract for the sinking of Shafts 2 and 5.

•	At the end of Q3’16, Oyu Tolgoi had spent $105.8 million on underground expansion capital and had commitments of more than $750 million.

•	On October 21, 2016, Turquoise Hill filed the updated Oyu Tolgoi Technical Report.

•	Oyu Tolgoi recorded revenue of $226.3 million in Q3’16, a decrease of 31.4% over Q2’16, primarily reflecting reduced gold sales as a result of lower gold production.

•	Turquoise Hill generated operating cash flow before interest and taxes of $24.0 million in Q3’16 reflecting the impact of reduced gold production and sales in concentrates.

•	For Q3’16, Turquoise Hill reported a net loss from continuing operations attributable to shareholders of $31.4 million.

•	In Q3’16, concentrator throughput declined 4.0% over Q2’16 due to planned maintenance and conveyor belt repairs.

•	Copper production in Q3’16 declined 9.9% over Q2’16, as a result of lower recovery from Phase 6 ore.

•	As expected, gold production in Q3’16 declined 47.1% over Q2’16 due to lower grades from the completion of mining Phase 2.

•	For Q3’16, Oyu Tolgoi’s C1 cash costs were $1.56 per pound of copper and all-in sustaining costs were $2.00 per pound of copper.

•	Turquoise Hill’s cash and cash equivalents at September 30, 2016 were approximately $1.4 billion.

•

Turquoise Hill Chair Jill Gardiner has decided to retire from the Company’s Board effective December 31, 2016. Independent director Peter Gillin has been appointed as Chair of the Board of Directors effective January 1, 2017.

September 30, 2016	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2016	2016	2016	2015

Revenue
Copper-gold concentrate	$226.3	$329.7	$422.7	$355.6

Total revenue	$226.3	$329.7	$422.7	$355.6

Net income (loss) from continuing operations attributable to owners	$(31.4)	$29.8	$118.9	$179.7
Loss from discontinued operations attributable to owners	-	-	-	(8.7)

Net income (loss) attributable to owners of Turquoise Hill	$(31.4)	$29.8	$118.9	$171.0

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-

Total	$(0.02)	$0.01	$0.06	$0.09

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-

Total	$(0.02)	$0.01	$0.06	$0.09

	Sep-30	Jun-30	Mar-31	Dec-31
	2015	2015	2015	2014

Revenue
Copper-gold concentrate	$431.7	$421.3	$426.2	$670.6

Total revenue	$431.7	$421.3	$426.2	$670.6

Net income from continuing operations attributable to owners	$44.0	$49.9	$67.1	$144.2
Income (loss) from discontinued operations attributable to owners	(22.8)	(25.0)	29.1	(9.6)

Net income attributable to owners of Turquoise Hill	$21.2	$24.9	$96.2	$134.6

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	-

Total	$0.01	$0.01	$0.04	$0.07

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	-

Total	$0.01	$0.01	$0.04	$0.07

September 30, 2016	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

In Q3’16, the Company recorded net loss attributable to owners of Turquoise Hill of $31.4 million ($0.02 loss per share) compared with net income of $21.2 million ($0.01 earnings per share) in Q3’15, a decrease of $52.6 million.

Operating cash flows before interest and taxes in Q3’16 were $24.0 million compared with $171.7 million in Q3’15, primarily reflecting the impact of reduced gold production and sales in concentrates.

Capital expenditure on property, plant and equipment was $74.4 million on a cash basis in Q3’16, attributed to both underground project and open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at September 30, 2016 were approximately $1.4 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, was constructed to process ore mined from the Oyut open pit. Long-term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC on May 5, 2016.

During Q3’16, the Oyu Tolgoi LLC Board of Directors appointed Armando Torres as Managing Director Oyu Tolgoi and Stephen Jones as Acting CEO Oyu Tolgoi. Mr. Torres will provide strategic management to Oyu Tolgoi.

Underground development progress

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1. Approximately 65 kilometres of lateral development is expected to be complete by the first draw bell in mid-2020. A total of approximately 200 kilometres of lateral development are planned over the life of Hugo North Lift 1. The following table outlines the shafts planned for underground development.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2016	Expected 2017	Expected 2021	Expected 2021
Remaining	Complete	~100 metres	~1,000 metres	Not started	Not started

September 30, 2016	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Good progress continued during Q3’16 on underground development, including ongoing contractor mobilization. At the end of Q3’16, Oyu Tolgoi had spent $105.8 million on underground expansion capital and had commitments of more than $750 million. For 2016, Oyu Tolgoi is expected to spend approximately $200 million on underground expansion capital. During Q3’16, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. Oyu Tolgoi recently signed an additional underground mining and support services contract with Dayan Contract Mining, a joint venture between Hasu Megawatt and Redpath, for the sinking of Shafts 2 and 5. At the end of Q3’16, the underground workforce was approximately 1,600 people and is expected to reach 2,400 people by the end of 2016.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At September 30, 2016, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $2.9 billion, including accrued interest of $50.5 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2016, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $284.0 million.

Q3’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.12 for open-pit operations and 0.26 for the underground project per 200,000 hours worked for the nine months ended September 30, 2016.

September 30, 2016	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q3’16 are as follows:

Oyu Tolgoi Key Financial Metrics1.

($ in millions, unless otherwise noted)	3Q 2015	4Q 2015	1Q4. 2016	2Q 2016	3Q 2016	9 Months 2015	9 Months 2016	Full Year 2015

Revenue	431.7	355.6	422.7	329.7	226.3	1,279.2	978.7	1,634.8

Concentrates sold (‘000 tonnes)	226.0	236.2	213.1	227.4	206.2	583.5	646.7	819.8

Revenue by metals in concentrates

Copper	224.5	194.6	202.0	207.9	174.2	635.0	584.1	829.6

Gold	202.8	156.4	216.2	115.1	45.8	632.5	377.1	788.9

Silver	4.4	4.6	4.5	6.7	6.3	11.6	17.6	16.2

Cost of sales2.	252.2	239.2	207.9	237.1	232.5	735.8	677.5	975.0

Production and delivery costs	159.4	149.7	125.9	141.2	134.3	480.7	401.4	630.4

Depreciation and depletion	92.8	89.6	82.0	95.9	88.5	254.9	266.4	344.5

Capital expenditure on cash basis	29.3	27.5	55.9	53.3	74.4	88.7	183.6	116.2

Royalties	24.1	25.0	22.7	18.5	13.9	95.8	55.1	120.8

Operating cash costs3.	222.5	236.6	196.6	215.5	187.8	726.1	599.9	962.6

Unit costs ($ per pound of copper)3.

C1	0.40	0.88	0.06	1.12	1.56	0.45	0.86	0.57

All-in sustaining	1.52	1.56	0.66	1.55	2.00	1.29	1.36	1.37

1. Any financial information in this MD&A should be reviewed in consultation with the Company‘s unaudited condensed interim consolidated financial statements.

2. Cost of sales for Q3’16 includes a $9.7 million charge against the carrying value of copper-gold concentrate.

3. Please refer to Section 13 – NON-GAAP MEASURES – on page 17 of this MD&A for reconciliation of these metrics, including total operating cash costs, to the financial statements.

4. Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $226.3 million in Q3’16 decreased 31.4% over Q2’16 primarily reflecting reduced gold sales as a result of lower gold production.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q3’16 cost of sales were $232.5 million (Q3’15: $252.2 million) reflecting lower production volumes partially offset by higher unit cost of production due to lower gold head grades and lower recovery as expected from the completion of mining Phase 2.

Capital expenditure, on a cash basis, for Q3’16 was $74.4 million (Q3’15: $29.3 million), comprising amounts attributed to the underground project and open-pit activities of $46.7 million and $27.7 million, respectively. Open-pit capital expenditure includes the tailings storage facility and deferred stripping.

Total operating cash costs at Oyu Tolgoi in Q3’16 were $187.8 million. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in operating cash costs.

Oyu Tolgoi’s C1 costs in Q3’16 were $1.56 per pound, compared with $1.12 per pound in Q2’16. The increase was mainly due to lower gold sales, combined with lower production reflecting lower grades from reduced mining in Phase 2.

All-in sustaining costs in Q3’16 were $2.00 per pound, compared with $1.55 per pound in Q2’16. The increase was mainly due to lower gold revenues and the impact of reduced copper production.

September 30, 2016	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q3’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 months 2015	9 months 2016	Full Year 2015

Open pit material mined (‘000 tonnes)	23,969	23,708	22,867	22,716	25,739	68,063	71,322	91,771
Ore treated (‘000 tonnes)	8,632	9,369	9,662	9,525	9,146	25,168	28,333	34,537
Average mill head grades:
Copper (%)	0.75	0.69	0.70	0.64	0.66	0.66	0.67	0.67
Gold (g/t)	0.56	0.92	0.63	0.33	0.21	0.73	0.39	0.78
Silver (g/t)	1.90	1.67	1.92	1.92	1.99	1.52	1.95	1.56
Concentrates produced (‘000 tonnes)	210.3	231.8	229.5	207.1	203.2	556.7	639.8	788.5
Average concentrate grade (% Cu)	26.6	24.7	25.1	24.9	22.9	26.0	24.4	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	56.0	57.3	57.6	51.7	46.6	144.9	155.9	202.2
Gold (‘000 ounces)	123	207	144	70	37	446	251	653
Silver (‘000 ounces)	388	355	395	391	361	869	1,147	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	58.2	54.7	51.2	54.4	45.7	146.5	151.3	201.3
Gold (‘000 ounces)	200	160	175	95	38	577	307	737
Silver (‘000 ounces)	334	360	305	395	341	798	1,041	1,158
Metal recovery (%)
Copper	86.4	88.4	85.6	83.3	78.0	87.3	82.4	87.6
Gold	76.4	74.2	72.2	69.3	62.0	74.4	69.7	74.4
Silver	73.0	70.8	66.4	65.9	61.7	69.6	64.7	69.9

Oyu Tolgoi performed as expected during Q3’16 as open-pit operations focused on Phases 3 and 6 after the high-gold Phase 2 was nearly complete in Q2’16. Oyu Tolgoi set an all-time high in Q3’16 for quarterly material mined of more than 25 million tonnes. This record includes stripping for Phase 4, which is the next area of high-grade ore. In Q3’16, concentrator throughput declined 4.0% over Q2’16 due to planned maintenance and conveyor belt repairs. Copper production in Q3’16 declined 9.9% over Q2’16, as a result of lower recovery from Phase 6 ore. As expected, gold production in Q3’16 declined 47.1% over Q2’16 due to lower grades from the completion of mining Phase 2.

In Q3’16, Oyu Tolgoi completed trial deliveries to a new Chinese smelter and agreed a Memorandum of Understanding with Japanese smelters to cooperate further on concentrate supply.

Operational outlook

The Company expects to achieve the higher end of its annual guidance, which anticipates Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates and 255,000 to 285,000 ounces of gold in concentrates for 2016.

Sales contracts have been agreed for 100% of Oyu Tolgoi’s expected 2016 and 2017 concentrate production.

Updated technical report

On October 21, 2016, Turquoise Hill filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to the Oyu Tolgoi Project (the ”Project”). Prepared by OreWin Pty Ltd, the 2016 Oyu Tolgoi Technical Report (2016 OTTR), updates the Oyu Tolgoi Technical Report dated September 20, 2014 (2014 OTTR). On May 5, 2016, Turquoise Hill announced that the 2016 Oyu Tolgoi Feasibility Study (OTFS16) had been finalized and presented to the Board of Directors of Oyu Tolgoi LLC. The 2016 OTTR updates the 2014 Reserve Case to the 2016 Reserves Case based on OTFS16 and includes four Preliminary Economic Assessments with regard to the Oyu Tolgoi resources.

September 30, 2016	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Highlights of the 2016 OTTR Reserves Case compared to the 2014 OTTR are as follows:

•	Reserves and resources have only changed to the extent of mining depletion from open-pit operations.
•	Assumes a January 1, 2017 start date for production schedules and accommodates for the delayed mid-2016 underground project restart.
•	Assumes processing of 1.4 billion tonnes of ore, mined from the Oyut open pit and the first lift in the Hugo North underground block cave.
•	Plant capacity remains at an average production rate of 40 million tonnes per annum (Mt/a).
•	Underground mine remains at targeted full production rate of 95,000 tonnes per day.
•	Updates to expansion capital and Net Present Value (NPV) range analysis.

For a more complete summary of production and financial results for the 2016 Reserves Case and a description of the Alternative Production Cases, please refer to the 2016 OTTR filed on October 21, 2016 under the Company’s profile on SEDAR at www.sedar.com.

The 2016 OTTR updated mineral reserves are provided in Table 1.

September 30, 2016	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Table 1: Oyu Tolgoi Mineral Reserves 2016

Deposit by Classification					Recovered Metal
	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Au (koz)	Ag (koz)
Oyut Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	598	0.39	0.23	1.11	4,058	3,103	15,977
Oyut Total (Proven and Probable) Mineral Reserve	951	0.45	0.28	1.22	7,325	5,878	27,814
Hugo North Mineral Reserve
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Total (Probable) Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070
Oyu Tolgoi Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	1,097	0.97	0.29	2.15	20,771	7,820	63,047
Total Mineral Reserve	1,450	0.86	0.30	1.97	24,037	10,595	74,884

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the Mineral Reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in $/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.

4.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The Oyut open pit Mineral Reserves are the Mineral Reserves in the pit at the effective date of December 31, 2015. The Mineral Reserves do not include stockpiles as at that date.

6.	For Oyut, only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	For Hugo North, Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.

EJV is the Entrée–OT LLC Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The Mineral Reserves reported above were not additive to the Mineral Resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Disclosure of a scientific or technical nature in respect of the 2016 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

September 30, 2016	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

B.	CORPORATE ACTIVITIES

Disposal of SouthGobi Resources shares

On September 22, 2016, the Company announced it had disposed of 375,000 common shares of SouthGobi Resources Ltd. (SouthGobi) and beneficially owned or controlled less than 10% of SouthGobi’s issued and outstanding common shares. On October 12, 2016, the Company completed the sale of its remaining stake in SouthGobi.

Board changes

Jill Gardiner has decided to retire from the Board of Directors of the Company effective December 31, 2016. Ms. Gardiner joined the Board in May 2012 and was appointed Chair January 1, 2015. During her tenure as Chair, a number of significant milestones in unlocking the value of the Oyu Tolgoi mine were achieved including the signing of the Underground Development Plan with the Government of Mongolia, the signing and drawdown of the $4.4 billion project finance facility and recommencement of the underground development. The Board would like to thank Ms. Gardiner for her focus, dedication and commitment.

Independent director Peter Gillin, who has served as a director of Turquoise Hill since May 2012, has been appointed Chair effective January 1, 2017. Mr. Gillin has extensive experience both in the resources sector and as a corporate director.

The Board of Directors will commence a process to appoint a suitable replacement to fill the vacancy created by Ms. Gardiner’s departure.

C.	CORPORATE ADMINISTRATIVE EXPENSES

Corporate administrative expenses. Corporate administrative costs in Q3’16 were $4.8 million, an increase of $1.9 million from Q3’15, mainly due to higher consulting costs.

4.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.4 billion, consolidated working capital (inclusive of cash and cash equivalents) of $2.2 billion and an accumulated deficit of $4.4 billion. Loans due from a related party of $4.2 billion were recorded during Q2’16, following the deposit of net proceeds (after settlement of withholding taxes and transaction costs) from project finance drawdown with a subsidiary of Rio Tinto in accordance with a cash management services agreement signed on December 15, 2015.

Cash flow

Operating activities. A total of $24.0 million of cash was generated from operating activities before interest and tax in Q3’16 compared with $161.6 million in Q2’16, reflecting primarily the impact of lower gold revenues.

Investing activities. Cash used in investing activities totalled $71.5 million in Q3’16, compared with $4.2 billion in Q2’16. Under the Cash Management Services Agreement entered into as part of project finance, deposits of $4.2 billion were made, during Q2’16, with 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto. These deposits will be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. In Q3’16, property, plant and equipment purchases of $74.4 million related to both the Oyu Tolgoi project and open pit activities (including deferred stripping and construction of tailings storage facility).

September 30, 2016	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Financing activities. No cash was generated from or used in financing activities in Q3’16, compared with cash generated from financing activities of $4.1 billion in Q2’16. In Q2’16, net proceeds from the project finance facility of $4.3 billion were partly offset by the payment of $152.3 million project finance fees with Oyu Tolgoi cash.

Liquidity and capital resources

As of December 31, 2015, Oyu Tolgoi had signed a $4.4 billion project finance facility for the purposes of developing the underground mine. Following drawdown under the facility, Turquoise Hill has recorded approximately $4.2 billion of loans receivable from Rio Tinto arising from net proceeds deposited in accordance with the Cash Management Services Agreement. Turquoise Hill intends to re-draw these amounts as required in order to fund future development and financing of the underground mine. Please refer to Section 3.A – OYU TOLGOI – on page 6 and to Section 12 – RELATED-PARTY TRANSACTIONS – on page 16 of this MD&A.

In March 2016, Oyu Tolgoi signed an amendment to extend the secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016. Amounts under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The credit facility expired on drawdown under the project finance facility.

Turquoise Hill believes that, based on its current cash position and amounts available from the project finance facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	September 30, 2016	December 31, 2015

Financial Assets

Cash and cash equivalents	$1,436,511	$1,343,878

Available for sale: Long-term investments	11,918	18,902
Cost method: Long-term investments	115	115
Loans and receivables:
Trade and other receivables	8,641	12,210
Due from related parties	8,134	3,623
Loans due from related party	4,156,284	-

Financial Liabilities
Trade and other payables	185,814	166,766
Payable to related parties	26,683	34,801
Project finance facility	4,098,814	-
Interest payable on long-term borrowings	56,838	-

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its loans receivable, accounts receivable, other long-term investments and cash and cash equivalents, including related party balances. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

September 30, 2016	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill is exposed to United States and LIBOR interest-rate risk with respect to the variable rates of interest on cash and cash equivalents and loans receivable respectively.

5.	SHARE CAPITAL

As at November 3, 2016, the Company had a total of:

•	2,012,314,469 common shares outstanding;

•

1,541,895 incentive stock options outstanding, with a weighted average exercise price of C$15.02 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.83 to C$23.75 per share.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 12 of this MD&A.

Copper and gold markets

Commodity prices are a key driver of Turquoise Hill’s earnings. Copper prices fluctuated between $2.09 and $2.20 per pound during September 2016 and continued to be driven by U.S. interest rate expectations as well as the U.S. dollar. The announcement by the U.S. Federal Reserve to leave interest rates unchanged in September supported prices; however an interest rate increase is expected in December 2016. Demand conditions were generally positive during September. The manufacturing Purchasing Managers’ Index pointed to moderate growth in industrial activity in September. Chinese wire and cable mills reported that production was up 5-10% year-over-year in September as grid investment accelerated ahead of the year end. Reported cathode stocks remain balanced at approximately 1.0 million tonnes.

Gold prices averaged $1,327 per ounce in September. Prices fell to approximately $1,260 per ounce in mid-October as risk aversion has declined amid expectations of less accommodative monetary policy.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the nine months ended September 30, 2016, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

September 30, 2016	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

8.	CONTRACTUAL OBLIGATIONS

As at September 30, 2016, there were no significant changes in Turquoise Hill’s non-cancellable contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2015.

9.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2015.

10.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2016 and have therefore not been applied in preparing the condensed interim consolidated financial statements. The following standards may have a potential effect on the condensed interim consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s condensed interim consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the statement of financial position, initially measured at the present value of unavoidable lease payments;

September 30, 2016	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and

c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the statement of financial position together with an asset representing the right of use, including those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2015 under IAS 17, the current lease standard, is disclosed within Note 24 to the Company’s annual financial statements for the year ended December 31, 2015. None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

11.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2015 and in its Annual Information Form (AIF) dated March 15, 2016 in respect of such period.

12.	RELATED-PARTY TRANSACTIONS

As at September 30, 2016, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2015: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	September 30	December 31,
	2016	2015

Cash and cash equivalents (i)	$741,711	$740,537
Trade and other receivables	8,134	3,623
Prepaid expenses and other assets	3,157	-
Loans due from related party, and other non-current financial assets Loans due from related party (ii)	4,156,284	-
Trade and other payables:
Management services payment (iii)	(8,504)	(5,972)
Cost recoveries (iv)	(18,179)	(28,829)

	4,882,603	709,359

September 30, 2016	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Interest income on demand deposits (i)	$2,519	$554	$4,697	$1,109

Interest income on loans (ii)	32,718	-	45,992	-

Costs recoveries - Turquoise Hill	741	536	2,680	2,917

Financing costs:

Guarantee fee (v)	(27,934)	-	(39,263)	-

Management services payment (iii)	(7,335)	(7,572)	(28,894)	(18,727)

Costs recoveries - Rio Tinto (iv)	(22,296)	(13,755)	(36,050)	(38,482)

	$(21,587)	$(20,237)	$(50,838)	$(53,183)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions.

(ii)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2016, amounts due from 9539549 Canada Inc. totalled $4,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; and a benefit of 2.5% arising on amounts deposited with 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

(iii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment (MSP) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the percentage applied to capital costs of the underground development is 1.5%, and the percentage applied to operating costs and capital related to current operations is 3%.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, Oyu Tolgoi and Turquoise Hill are required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts deposited with 9539549 Canada Inc. under the Cash Management Services Agreement described in (ii) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

13.	NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

September 30, 2016	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2016	June 30, 2016	September 30, 2016	September 30, 2015
Production and delivery	134,279	141,231	401,466	480,765
Change in inventory	(27,584)	(20,680)	(45,891)	(36,626)
Other operating expenses	75,871	90,454	243,202	339,330
Less:
- Impairment / write-down of inventory	(1,512)	(8,431)	(23,420)	(67,203)
- Depreciation	(561)	(1,104)	(4,362)	(8,918)
Management services payment to Turquoise Hill	7,335	14,047	28,894	18,727

Operating cash costs	187,828	215,517	599,889	726,075
Operating cash costs: $/lb of copper produced	1.83	1.89	1.75	2.27
Adjustments to operating cash costs*	24,180	33,491	89,712	62,616
Less: Gold and silver revenues	(52,163)	(121,819)	(394,683)	(644,113)

C1 costs ($‘000)	159,845	127,189	294,918	144,578

C1 costs: $/lb of copper produced	1.56	1.12	0.86	0.45

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,836	4,095	13,495	12,198
Asset retirement expense	1,372	1,429	4,292	3,852
Royalty expenses	13,887	18,493	55,083	95,781
Non-current stockpile and stores write-down (reversal)	1,512	8,431	23,420	67,203
Other expenses	2,771	2,531	5,655	4,003
Sustaining cash capital including deferred stripping	21,454	14,061	68,892	85,573

All-in sustaining costs ($‘000)	205,677	176,229	465,755	413,188

All-in sustaining costs: $/lb of copper produced	2.00	1.55	1.36	1.29

* Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

14.	INTERNAL CONTROL OVER FINANCIAL REPORTING

During the nine months ended September 30, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

September 30, 2016	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

16.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the AIF of the Company for the year ended December 31, 2015, and other continuous disclosure documents filed by the Company since January 1, 2016 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

17.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

September 30, 2016	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of additional deposits and processing facilities, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to OT LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the OTFS16 and the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

September 30, 2016	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 16 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015 (the “AIF”).

September 30, 2016	Page | 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

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